

July 23, 2015

Stephen L. Holcombe
President and Chief Executive Officer
vTv Therapeutics Inc.
4170 Mendenhall Oaks Pkwy
High Point, NC 27265

Re: vTv Therapeutics Inc.
         Amendment Nos. 4 and 5 to Registration Statement on Form S-1
         Filed July 20, 2015 and July 23, 2015
         Response dated July 14, 2015
         File No. 333-204951

Dear Mr. Holcombe:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 30, 2015 letter.

General

1. We note the disclosure that MacAndrews has indicated an interest to purchase up to $25 million of Class A common stock in this offering. We also note the disclosure that MacAndrews or its affiliates may purchase more than this amount. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing shareholder, please disclose whether there is a ceiling on the amount that may be purchased by MacAndrews or its affiliates, and quantify any ceiling. If not, please add prominent disclosure and discuss the impact on investors where appropriate in the prospectus and consider adding risk factor disclosure.

<u>Principal Stockholders, page 138</u>

2. Please add a footnote to the beneficial ownership table reflecting the percentage ownership if MacAndrews or affiliates do purchase Class A common stock in this offering as their indication of interest reflects.

<u>Exhibits</u>

3. Please include disclosure in the prospectus regarding the exclusive forum provision found in your Amended and Restated Certificate of Incorporation and its impact upon shareholders.

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Lawrence G. Wee, Esq.
    Paul, Weiss, Rifkind, Wharton & Garrison LLP